Filed Pursuant to Rule 424(b)(3)
Registration No. 333-160748

STEADFAST INCOME REIT, INC.
SUPPLEMENT NO. 2 DATED APRIL 28, 2011
TO THE PROSPECTUS DATED APRIL 14, 2011

This document supplements, and should be read in conjunction with, our prospectus dated April 14, 2011, relating to our offering of up to $1,650,000,000 in shares of our common stock. This Supplement No. 2 supersedes and replaces all prior supplements to the prospectus. Terms used and not otherwise defined in this Supplement No. 2 shall have the same meanings set forth in our prospectus. The purpose of this Supplement No. 2 is to disclose:

•	the status of our public offering;

•	our real estate portfolio;

•	our potential property acquisition;

•	selected financial data;

•	our performance — funds from operations;

•	our net tangible book value per share;

•	information regarding our indebtedness;

•	information regarding our distributions;

•	information regarding redemption of shares;

•	compensation paid to our advisor and its affiliates;

•	changes to our management and the management of our advisor;

•	information on experts; and

•	incorporation of certain information by reference.

Status of Our Public Offering

We commenced our initial public offering of up to $1,650,000,000 in shares of our common stock on July 19, 2010. As of March 31, 2011, we had received and accepted investors’ subscriptions for and issued 844,241 shares of our common stock in our public offering, resulting in gross offering proceeds of approximately $8,392,580. As of March 31, 2011, we had raised approximately $14,236,904 in gross offering proceeds in both our private and public offerings.

As of March 31, 2011, approximately 149,155,759 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of July 9, 2012, unless extended, or the date on which the maximum offering amount has been sold.

Our Real Estate Portfolio

We own two multi-family properties, the Lincoln Tower Apartments, or the Lincoln Tower property, located in Springfield, Illinois and the Park Place Condominiums, or the Park Place property, located in Des Moines, Iowa, consisting of an aggregate of 337 rentable multifamily units. The Lincoln Tower property also includes approximately 8,800 square feet of commercial office space. The total cost of our real estate portfolio was $17,550,000, exclusive of closing costs. At March 31, 2011 our portfolio was approximately 85% leased. The average monthly rent per leased unit of our real estate portfolio was $809 based on the amount of rent payments actually received. The weighted-average remaining lease term of our multi-family portfolio is 0.5 years. The weighted-average remaining lease term of our commercial office space leases is 2.1 years.

Lincoln Tower Apartments.  On August 11, 2010, we acquired the Lincoln Tower property for an aggregate purchase price of approximately $9,500,000, exclusive of closing costs. We financed the payment of the purchase price for the Lincoln Tower property with (1) proceeds from our private and public offerings and (2) a secured loan, or the Lincoln Tower loan, in the aggregate principal amount of $6,650,000 from the seller of the Lincoln Tower property. The capitalization rate for the Lincoln Tower property as of the closing of the acquisition was 9.0%. We calculate the capitalization rate for a real property by dividing “net operating income” of the property by the purchase price of the property, excluding costs. Net operating income is calculated by deducting all operating expenses of a property, including property taxes and management fees but excluding debt service payments and capital expenditures, from gross operating revenues received from a property. For purposes of this calculation, net operating income is determined using the projected net operating income of the property for the remaining fiscal year in which the acquisition occurred based on in-place leases, potential rent increases or decreases for each unit and other revenues from late fees or services, adjusted for projected vacancies, tenant concessions, if any, and charges not collected.

The Lincoln Tower property is a 17-story apartment complex constructed in 1968. The Lincoln Tower property is comprised of 190 residential units and approximately 8,800 rentable square feet of commercial office space located in Springfield, Illinois. The Lincoln Tower property features one-, two- and three-bedroom floor plans ranging from approximately 750 square feet to approximately 1,800 square feet. All residential units at the Lincoln Tower property feature a master bedroom, a fully equipped kitchen and a balcony. The Lincoln Tower property contains underground parking facilities and a number of community amenities, including a fitness center, a club room, laundry facilities and extra storage space.

Park Place Property.  On December 22, 2010, we acquired the Park Place property for an aggregate purchase price of $8,050,000, exclusive of closing costs. We financed the payment of the purchase price for the Park Place property with (1) proceeds from our public offering and (2) a secured loan, or the Park Place loan, in the aggregate principal amount of $5,000,000 from a third party lender. The capitalization rate for the Park Place property as of the closing of the acquisition was 8.0%.

The Park Place property is comprised of 147 condominium units with approximately 90,900 rentable square feet within a 16-story building located in downtown Des Moines, Iowa. The building was constructed in 1986 and contains 158 total condominium units. The Park Place property contains 16 studio units (approximately 429 square feet per unit), 91 one-bedroom units and 40 two-bedroom units (approximately 679 square feet per unit). The one-bedroom units at the Park Place property consist of units of approximately 471, 570 and 668 square feet per unit. All units at the Park Place property feature a single bathroom and a full set of kitchen appliances. Amenities at the Park Place property include a fitness center, an approximately 6,000 square foot rooftop terrace, a community room with Wi-Fi and a library, a computer room, a guest suite, a secure access entry and onsite laundry. In addition to the units noted above, the Park Place property also includes 101 onsite garage parking spaces and a surface lot containing 40 parking spaces located approximately two blocks from the property.

Our Potential Property Acquisition

On March 15, 2011, our board of directors authorized our officers to pursue the potential acquisition of Arbor Pointe Apartments, a multifamily property located in Louisville, Kentucky. Arbor Pointe Apartments was built in 1995 and consists of 60 two-bedroom, garden style apartments and 70 three-bedroom townhouses. Unit amenities include a fully equipped kitchen, central air conditioning and patio for ground floor units. Common area amenities include a swimming pool, playground and community room. Arbor Pointe Apartments is located in the Hurstbourne Acres submarket of Louisville with easy access to a wide selection of retailers. As of March 15, 2011, occupancy at Arbor Pointe Apartments was approximately 96%.

An affiliate of our advisor has entered into an agreement to purchase Arbor Pointe Apartments for $7,395,059. Subject to the conditions set forth below, the purchase agreement will be assigned to a wholly-owned subsidiary of our operating partnership prior to the closing of the acquisition. We anticipate funding the acquisition of Arbor Pointe Apartments with the proceeds from our public offering and third party financing. The assignment of the purchase agreement and our acquisition of Arbor Pointe Apartments are subject to substantial conditions to closing, including our ability to raise sufficient capital in our ongoing public offering to fund a portion of the purchase price, our ability to obtain appropriate financing for the acquisition on acceptable terms and the absence of material adverse developments at the property. Due to the substantial conditions to close, there is no assurance that we will close the acquisition of Arbor Pointe Apartments on the terms described above or at all.

Selected Financial Data

The following selected financial data should be read in conjunction with our consolidated financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our annual report for the year ended December 31, 2010, which is incorporated herein by reference. Our historical results are not necessarily indicative of results for any future period.

	As of December 31,
	2010	2009

Balance sheet data
Total real estate, net	$17,011,752	$—
Total assets	20,171,682	202,007
Notes payable	11,650,000	—
Total liabilities	12,926,977	—
Redeemable common stock	57,827	—
Total equity	7,186,878	202,007

		For the Period from
	For the Year Ended	May 4, 2009 (Inception)
	December 31, 2010	to December 31, 2009

Operating data
Total revenues	$828,230	$—
Net loss attributable to common stockholders	(2,162,581)	—
Net loss per common share — basic and diluted	(4.27)	—
Other data
Cash flows used in operating activities	$(455,876)	$—
Cash flows used in investing activities	(10,902,324)	—
Cash flows provided by financing activities	14,014,390	202,700
Distributions declared	230,402	—
Distributions declared per common share(1)	.272	—
Weighted-average number of common shares outstanding, basic and diluted	506,003	22,223
Reconciliation of net loss to Funds from Operations (FFO)(2)
Net loss	$(2,163,581)	$—
Depreciation of real estate assets	149,928	—
Amortization of lease-related costs	390,644	—

FFO	$(1,623,009)	$—

(1) Distributions declared per common share assumes each share was issued and outstanding each day from August 12, 2010 (the date we first began to accrue for distributions) through December 31, 2010. Distributions for the period from August 12, 2010 through December 31, 2010 are based on daily record dates and calculated at a rate of $0.001917 per share per day.

(2) GAAP basis accounting for real estate assets utilizes historical cost accounting and assumes real estate values diminish over time. In an effort to overcome the difference between real estate values and historical cost accounting for real estate assets, the Board of Governors of NAREIT established the measurement tool of funds from operations, or FFO. Since its introduction, FFO has become a widely used non-GAAP financial measure among REITs. For additional information on how we calculate FFO and a reconciliation of FFO to net loss, see “Our Performance — Funds from Operations.”

Our Performance—Funds from Operations

Our calculation of FFO, which we believe is consistent with the calculation of FFO as defined by NAREIT, as discussed below, is presented in the following table for the year ended December 31, 2010:

For the Year Ended
Reconciliation of net loss to FFO:	December 31, 2010

Net loss	$(2,163,581)
Add:
Depreciation of real estate assets	149,928
Amortization of lease-related costs	390,644

FFO	$(1,623,009)

FFO per share	$(3.21)

Weighted average shares	506,003

Set forth below is additional information related to certain items included in net loss and FFO, which may be helpful in assessing our operating results.

Significant Item Included in Net Loss and FFO:

•	Acquisition fees and expenses related to the purchase of real estate of $681,543 for the year ended December 31, 2010.

We believe that FFO is helpful to investors as an additional measure of the performance of an equity REIT. We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its April 2002 White Paper, which we refer to as the “White Paper,” and related implementation guidance, which may differ from the methodology for calculating FFO utilized by other equity REITs, and, accordingly, may not be comparable to such other REITs. The White Paper defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. While FFO is a relevant and widely used measure of operating performance for REITs, it should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions.

Operating cash flow and FFO may also be used to fund all or a portion of certain capitalizable items that are excluded from FFO, such as tenant improvements, building improvements and deferred leasing costs.

Our Net Tangible Book Value Per Share

As of December 31, 2010, our net tangible book value per share was $5.39, compared to our offering price of $10.00 per share pursuant to this offering. Net tangible book value per share of our common stock is determined by dividing the net tangible book value based on the December 31, 2010 net book value of tangible assets (consisting of total assets less intangible assets, which are comprised of deferred financing and leasing costs acquired in-place lease value, net of liabilities to be assumed) by the number of shares of our common stock outstanding as of December 31, 2010. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share. It is not intended to reflect the value of our assets upon an orderly liquidation of the company in accordance with our investment objectives. However, net tangible book value does reflect certain dilution in value of our common stock from the issue price as a result of (1) accumulated depreciation and amortization of real estate investments, (2) fees paid in connection with our initial public offering and (3) the fees and expenses paid to our advisor and its affiliates in connection with the selection, acquisition and management of our investments. Additionally, investors who purchased shares in this offering will experience dilution in the percentage of their equity investment in us as we sell additional common shares in the future pursuant to this offering, if we sell securities that are convertible into common shares or if we issue shares upon the exercise of options, warrants or other rights.

Information Regarding Our Indebtedness

In connection with the acquisition of the Lincoln Tower property and the Park Place property, we incurred $6,650,000 and $5,000,000 in indebtedness, respectively. As of March 31, 2011, we had $11,650,000 million of indebtedness outstanding.

The Lincoln Tower loan requires interest only payments during the term and has a term of 60 months, ending September 1, 2015 with the option to extend the maturity date for up to two successive periods of 12 months each, subject to customary and market rate extension provisions. Interest on the Lincoln Tower loan accrues at a rate of 6% per annum through September 1, 2015.

The Park Place loan requires interest only payments during the term and has a term of 36 months, ending December 22, 2013 with the option to extend the maturity date for up to two successive periods of 12 months each, subject to customary and market rate extension provisions. Interest on the Park Place loan accrues at a rate of 5.25% per annum through December 22, 2013.

Information Regarding Our Distributions

On August 10, 2010, our board of directors approved a cash distribution that accrues at a rate of $0.001917 per day for each share of our common stock, which, if paid over a 365-day period, is equivalent to a 7.0% annualized distribution rate based on a purchase price of $10.00 per share of our common stock. There is no guarantee that we will continue to pay distributions at this rate or at all. This distribution began to accrue on August 12, 2010. The first distributions were paid in September 2010.

Distributions paid during the third and fourth quarter of 2010 are presented in the following table:

	Distributions Paid						Net cash used in
Period	Cash	% of Total	Reinvested(2)	% of Total	Total		operating activities

Third Quarter 2010(1)	$24,449	91%	$2,387	9%	$26,836	100%	$(162,787)
Fourth Quarter 2010	$107,687	77%	$32,313	33%	$140,000	100%	$(293,089)

(1)	Represents the amount paid for distributions that accrued for the month of August and paid in September.

(2)	Amount of distributions paid in shares of common stock pursuant to the distribution reinvestment plan.

For the period from September 1, 2010 (the month we first paid distributions) to December 31, 2010, we paid aggregate distributions of $166,836, including $132,136 of distributions paid in cash and 3,653 shares of our common stock issued pursuant to our distribution reinvestment plan for $34,700. FFO for the year ended December 31, 2010 was $(1,623,009) and net cash used in operating activities was $(455,876). We funded our total distributions paid, which includes net cash distributions and dividends reinvested by stockholders, with offering proceeds. See the reconciliation of FFO to net income above in “Our Performance — Funds from Operations.”

On January 14, 2011, we paid distributions of $63,566, which related to distributions declared for each day in the period from December 1, 2010 through December 31, 2010 and consisted of cash distributions paid in the amount of $40,439 and additional shares issued pursuant to our distribution reinvestment plan in the amount of $23,127. On February 11, 2011, we paid distributions of $72,384, which related to distributions declared for each day in the period from January 1, 2011 through January 31, 2011 and consisted of cash distributions paid in the amount of $46,075 and additional shares issued pursuant to our distribution reinvestment plan in the amount of $26,309. On March 11, 2011, we paid distributions of $71,613, which related to distributions declared for each day in the period from February 1, 2011 through February 28, 2011 and consisted of cash distributions paid in the amount of $45,711 and additional shares issued pursuant to our distribution reinvestment plan in the amount of $25,902.

Information Regarding Redemption of Shares

As of December 31, 2010, we had not received any requests to redeem shares of our common stock.

Compensation Paid to Our Advisor and its Affiliates

The following data supplements, and should be read in conjunction with, the section of our prospectus captioned “Management Compensation.”

The following table summarizes the cumulative compensation, fees and reimbursements we paid to our advisor, Steadfast Income Advisor, LLC, and its affiliates, including the dealer manager, during the year ended December 31, 2010.

Year Ended
Type of Fee or Reimbursement	December 31, 2010

Offering Stage:
Selling commissions	$584,962
Dealer manager fees	342,080
Other organization and offering expenses(1)	690,083
Operational Stage:
Acquisition fee(2)	—
Acquisition expense(3)	339,851
Investment management fee(4)	—
Property management and leasing fee(4)	23,202
Reimbursement of property management onsite personnel costs	98,347
Operating expenses(5)	274,881
Disposition Stage:
Disposition fee	—
Issuance of shares of convertible stock	—

(1)	Our advisor paid $1,523,603 of private offering costs and public offering costs and $100,738 of organization costs ($7,216 of which remains reimbursable to the advisor).

(2)	Acquisition fees of $357,637 were earned by our advisor in connection with the acquisition of the Lincoln Tower property and the Park Place property; however, $134,995 of such acquisition fee to our advisor has been deferred pursuant to the terms of the advisory agreement. At December 31, 2010, $222,642 of acquisition fees were payable to our advisor.

(3)	Our advisor incurred $371,406 of acquisition expenses ($31,555 of which remains reimbursable to the advisor).

(4)	An investment management fee of $31,841 and a property management fee of $30,216 was earned by our advisor in connection with the acquisition of the Lincoln Tower property and the Park Place property; however, payment of such investment management fees have been deferred pursuant to the terms of the advisory agreement.

(5)	Our advisor incurred and paid $274,881 of operating expenses on our behalf.

As of December 31, 2010, acquisition fees and reimbursements accrued but not yet paid were $381,910, representing organization and offering costs, advances for operating expenses due to affiliates, property management fees and amounts due from advisor.

Changes to Our Management and the Management of Our Advisor

On March 28, 2011, James M. Kasim notified us of his resignation from his positions as our Chief Financial Officer and Treasurer, effective as of March 28, 2011. Mr. Kasim also resigned from his positions as Chief Financial Officer and Treasurer of our advisor, Steadfast Income Advisor, LLC, effective as of March 28, 2011.

Mr. Kasim is currently involved in legal proceedings related to his prior employment. Specifically, Mr. Kasim filed a civil lawsuit against his former employer for wrongful termination and other grounds. The former employer filed a counterclaim against Mr. Kasim seeking damages for breach of fiduciary duty, conversion and breach of contract. On March 17, 2011, a criminal warrant for grand theft was filed against Mr. Kasim in California Superior Court, County of Los Angeles, which alleged that Mr. Kasim took unauthorized compensation while at his former employer. Mr. Kasim denies the allegations contained in the counterclaim to the civil suit and the criminal charge, and has retained legal counsel to vigorously defend the claims against him.

Mr. Kasim has been placed on administrative leave from all other positions with Steadfast Companies as of March 28, 2011. On March 31, 2011, the Audit Committee of our board of directors initiated an investigation in response to the recent announcement related to Mr. Kasim. The Audit Committee engaged an outside law firm and a large, national independent accounting and auditing firm to assist in the investigation. At the direction of the Audit Committee, the procedures of the investigation included conducting interviews, analyzing certain transactions and assessing the related internal controls that were in place during Mr. Kasim’s tenure as our Chief Financial Officer. This investigation was completed on April 7, 2011, and the results were provided to the Audit Committee. The Audit Committee was advised that nothing was discovered that would adversely impact the integrity of our financial statements. The Audit Committee discussed the results of the investigation with Ernst & Young LLP whose report on our financial statements for the year ended December 31, 2010 is incorporated herein by reference.

On March 31, 2011, our board of directors appointed Kevin J. Keating as our Treasurer. Mr. Keating is serving as our principal financial and accounting officer and as the acting Chief Accounting Officer of our advisor.

Experts

The consolidated balance sheets of Steadfast Income REIT, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations, equity, and cash flows for the year ended December 31, 2010 and the period from May 4, 2009 (inception) to December 31, 2009, and the accompanying financial statement schedule, incorporated by reference in this prospectus from Steadfast Income REIT, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2010 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report included therein, which is incorporated herein by reference and has been so incorporated in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The (1) statement of revenues over certain operating expenses of the Lincoln Tower Apartments for the fiscal year ended February 28, 2010, incorporated by reference in this prospectus from Steadfast Income REIT, Inc.’s Current Report on Form 8-K/A filed with the SEC on October 25, 2010 and (2) the statement of revenues over certain operating expenses of the Park Place Condominiums for the fiscal year ended December 31, 2009 incorporated by reference in this prospectus from Steadfast Income REIT, Inc.’s Current Report on Form 8-K/A filed with the SEC on March 1, 2011, all have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports included therein, which are incorporated herein by reference and have been so incorporated in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Incorporation of Certain Information by Reference

We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we are disclosing important information to you by referring you to documents we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. You can access documents that are incorporated by reference into this prospectus at the website we maintain at www.steadfastreit.com. There is additional information about us and our affiliates at our website, but unless specifically incorporated by reference herein as described in the paragraphs below, the contents of that site are not incorporated by reference in or otherwise a part of this prospectus.

The following documents filed with the SEC are incorporated by reference in this prospectus (Commission File No. 333-160748), except for any document or portion thereof deemed to be “furnished” and not filed in accordance with SEC rules:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed with the SEC on March 22, 2011;

•	Current Report on Form 8-K filed with the SEC on April 1, 2011;

•	Current Report on Form 8-K/A filed with the SEC on October 25, 2010; and

•	Current Report on Form 8-K/A filed with the SEC on March 1, 2010.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, upon request, a copy of any or all of the information that we have incorporated by reference into this prospectus but not delivered with this prospectus. To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write us at:

Steadfast Capital Markets Group, LLC
18100 Von Karman Avenue
Suite 500
Irvine, California 92612
(949) 852-0700
Attention: Investor Relations

The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.